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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Foamex International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

344123104

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.
Attn: Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Christopher Boies, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022
212-446-2300

February 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 344123104		Page 1 of 4 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,714,814
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,714,814
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,714,814
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 93,269,486 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was reported to the Reporting Person by the Issuer).

CUSIP No. 344123104		Page 2 of 4 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,714,814
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,714,814
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,714,814
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN
(1) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 93,269,486 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was reported to the Reporting Person by the Issuer).

CUSIP No. 344123104		Page 3 of 4 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐(b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,714,814
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,714,814
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,714,814
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 93,269,486 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was reported to the Reporting Person by the Issuer).

CUSIP No. 344123104		Page 4 of 4 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐(b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,714,814
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,714,814
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,714,814
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 93,269,486 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was reported to the Reporting Person by the Issuer).

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 20, 2006, as amended by Amendment No. 1 to Schedule 13D, dated as of July 19, 2006, Amendment No. 2 to Schedule 13D ("Amendment No. 2"), dated as of October 13, 2006, and Amendment No. 3, dated as of November 30, 2006 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 3   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

In acquiring an additional 12,250,396 shares of Common Stock pursuant to the Rights Offering (defined in Item 4 of this Schedule 13D and discussed in Item 4 of Amendment No. 2), Laminar expended approximately $27,563,391 of its working capital. In acquiring an additional 1,575,992 shares of Common Stock pursuant to the Call Option (defined in Item 4 of this Schedule 13D and discussed in Item 4 of Amendment No. 2), Laminar expended approximately $4,373,982 of its working capital (which includes $828,000 paid by Laminar as its portion of a call option premium paid to exercise the Call Option).

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On February 12, 2007 (the “Effective Date”), the Issuer’s Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the “Second Amended Plan”), as confirmed by the U.S. Bankruptcy Court for the District of Delaware on February 1, 2007, became effective, and the Issuer emerged from Chapter 11 bankruptcy protection.

As previously reported on the Schedule 13D, Laminar has been a member of an ad hoc committee of shareholders of the Issuer (the “Ad Hoc Committee”) that was formed in connection with the Issuer’s bankruptcy proceedings. The Ad Hoc Committee, comprised of Laminar, Sigma Capital Management, LLC, Par IV Capital Management LLC and Paloma International L.P. (with Goldman, Sachs & Co. acting as an observer), is being dissolved.

On February 12, 2007 (the “Effective Date”), Laminar exercised a call option (the “Call Option”) pursuant to the Second Amended Plan and the Call Option Agreement (as defined in the Second Amended Plan). Under the Call Option, Laminar purchased 1,575,992 shares of Common Stock on the Effective Date. Accordingly, when combined with the shares of Common Stock previously beneficially owned by Laminar and the 12,250,396 shares of Common Stock purchased by Laminar on the Effective Date pursuant to the rights offering conducted by the Issuer in connection with the Second Amended Plan (the “Rights Offering”), the aggregate number of shares of Common Stock beneficially owned by Laminar is 18,714,814.

In addition, in accordance with the Second Amended Plan, Laminar, Goldman, Sachs & Co., Sigma Capital Associates, LLC, Par IV Master Fund, Ltd., and Sunrise Partners Limited Partners (collectively, the “Significant Equityholders”) had a one-time right, but not obligation, to nominate four members of the board of directors of the Issuer, as of the Effective Date. Accordingly, the following persons were nominated by the Significant Equityholders (other than Goldman, Sachs & Co.) to serve as members of the board of directors: (i) Robert B. Burke of Par IV Capital Management, LLC, (ii) Seth Charnow of the D. E. Shaw group, (iii) Eugene I. Davis of PIRINATE Consulting Group, LLC, and (iv) Gregory E. Poling of W. R. Grace & Co.

Laminar also converted 15,000 shares of Series B Preferred Stock previously reported into 1,500,000 shares of Common Stock on the Effective Date for no additional consideration.

The Reporting Persons hereby expressly disclaim (i) any membership in a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with any other Significant Equityholder or member or observer of the Ad Hoc Committee and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder or member or observer of the Ad Hoc Committee) other than the shares of common stock beneficially owned by the Reporting Persons.

Item 5.  Interest in Securities of the Issuer

The first paragraph of Item 5 of the Schedule 13D is hereby replaced as follows:

(a), (b) Based on information provided by the Issuer to the Reporting Persons, there were 93,269,486 shares of Common Stock outstanding as of February 12, 2007. The Subject Shares (defined below in this Item 5) reported on this Schedule 13D are comprised of 18,714,814 shares of Common Stock in the name of Laminar Using the total amount of outstanding shares of Common Stock reported by the Issuer to the Reporting Persons as 93,269,486 (the “Total Share Count”), the 18,714,814 shares of Common Stock beneficially owned by Laminar (the “Subject Shares”) represent approximately 20.1% of the Total Share Count. Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares.

Item 6  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

In connection with the Plan and the previously disclosed Equity Commitment Agreement among the Issuer and the Significant Equityholders, the Significant Equityholders entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer under which each of the Significant Equityholders received demand and “piggyback” registration rights with respect to the public resale of shares of Common Stock held by them. Among other things, the Registration Rights Agreement entitles each of the Significant Equityholders to make two demands for registration of all or part of the demanding holders' Common Stock, subject to certain conditions and exceptions. No demand will qualify as such unless made by the holders of at least 25% of the aggregate number of outstanding shares of Common Stock, and unless at least 25% of such aggregate number of outstanding shares shall be included to be sold in each registration statement. In addition, piggyback registration rights contained in the Registration Rights Agreement provide that, subject to certain conditions and exceptions, if the Issuer proposes to file a registration statement under the Securities Act of 1933, as amended, with respect to an offering of equity securities, then the Issuer will offer each of the Significant Equityholders the opportunity to register all or part of their shares of Common Stock on the terms and conditions set forth in the Registration Rights Agreement. Upon the request of holders of at least 25% of the aggregate number of outstanding shares of Common Stock, the Significant Equityholders also have unlimited rights to register Common Stock that is subject to the Registration Rights Agreement on Form S-3, if and when the Issuer qualifies to use such form.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 3 hereto and incorporated by reference herein.

Item 7.  Material to be filed as Exhibits

Exhibit 1     Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2      Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 3     Registration Rights Agreement, dated as of February 12, 2007, by and among the Significant Equityholders and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.
Dated: February 14, 2007

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C. BY: D. E. SHAW & CO., L.L.C.,
as managing member

By:  /s/ Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & CO., L.P.

By: /s/ Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & CO., L.L.C.

By: /s/ Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

DAVID E. SHAW

By: /s/ Julius Gaudio
Name: Julius Gaudio
Title: Attorney-in-Fact for David E.Shaw